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                                                                   EXHIBIT 99.1


                              GOTHAM PARTNERS, L.P.
                              110 EAST 42ND STREET
                            NEW YORK, NEW YORK 10017


                                            September 21, 2001


Special Committee of the Board of Directors of First Union Real Estate Equity and Mortgage Investments

                     Re:  LETTER OF INTENT

Gentlemen:

           Reference is made to that certain letter, dated July 3, 2001, which set forth the general outline of the current transaction we are proposing (the "PROPOSED TRANSACTION") between First Union Real Estate Equity and Mortgage Investments ("FIRST UNION") and Gotham Partners, L.P. and certain of its affiliates ("GOTHAM"). In connection with the foregoing, this letter of intent (the "AGREEMENT") sets forth the principles and commitments of the parties in furtherance of the negotiations and definitive agreements to be entered into in respect of the Proposed Transaction.

           You should understand that the Proposed Transaction has been submitted to you on a preliminary basis and, consequently, this Agreement does not represent a binding commitment by any party to undertake the Proposed Transaction. Furthermore, subject to the provisions hereof, each party reserves the right to discontinue discussions with respect to the Proposed Transaction at any time, and for any or no reason. Notwithstanding the foregoing, this Agreement represents a binding commitment on the part of First Union with respect to the exclusivity and expense reimbursement provisions contained herein.

           In consideration of the premises, covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged and agreed, the parties hereto agree as follows:

1.    TRANSACTION OUTLINE. The Proposed Transaction will require First Union
      -------------------
      common shareholder approval, which will be solicited pursuant to a single proxy statement-prospectus. The Proposed Transaction will be part of an integrated plan which will be consummated at a single closing occurring after the effective time of the merger described below. The Proposed Transaction will consist of the following steps:

          (a) First Union will contribute all of its existing assets other than the Retained Assets (as defined herein) (the "DISTRIBUTED ASSETS") to a newly formed publicly traded
                   ------------------
                  company, First Union Asset Company ("FAC"), in exchange for
                                                       ---


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First Union Real Estate Equity and Mortgage Investments
September 21, 2001
Page 2


                  units ("Units") representing all of the equity interests in
                          -----
                  FAC.  The "RETAINED ASSETS" will consist of cash and cash
                             ---------------
                  equivalents in an amount equal to the sum of (x) $114.25 million and (y) an amount equal to accumulated but unpaid dividends and interest on debt and preferred stock of First Union (whether or not then due or payable, but instead calculated on a pro rata basis with respect to the time since the last payment of dividends or interest).

            (b) The legal form of FAC has not been finally determined but will, in any event, have limited liability to the Unit holders. FAC's organizational documents will provide for an orderly sale and/or distribution of the Distributed Assets, including the Park Plaza Mall, Circle Tower, HQ Global preferred stock and warrants, Ventek, the Peach Tree Mall legal claim, and non-cash working capital. FAC will assume all existing and contingent liabilities of First Union other than (1) the $12.5 million of 8.875% Senior Notes due September 15, 2003, (2) the $24.7 million of 8.4% convertible preferred stock (including any accrued but unpaid interest and dividends on this debt and preferred stock) and (3) certain specific liabilities to be scheduled, which will remain obligations of First Union
                  (or its successor, as described below).

            (c) FAC will provide First Union with a blanket indemnity against any and all claims of whatever kind or nature including but not limited to environmental claims relating to the use, ownership, lease, operation or maintenance of the Distributed Assets and for any or all liabilities, obligations, claims, causes of action or any other liabilities arising or related to the Distributed Assets or the Proposed Transaction.

            (d) First Union will agree to provide or cause to be provided up to $6 million of secured working capital financing to support FAC's requirements. The working capital facility will have the following terms, and such other terms as are customary for similar facilities: 2% per annum facility fee on undrawn available amounts; 12.75% interest on drawn amounts; 2 year term; secured by all the assets of FAC;
                  all net proceeds of asset sales and other extraordinary receipts will be used to repay any amounts drawn under the facility (and such prepayments, as well as any other prepayments, will reduce the available amount under the facility for the remaining term thereof; in the event of what would otherwise be a required repayment event at a time when there is no amount drawn under the facility, or when the amount that would otherwise be required to be repaid is in excess of the amount then drawn, the amount of such otherwise required or excess repayment will permanently reduce the availability under the facility).
                  FAC will be managed by a management team to be determined by the parties.

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First Union Real Estate Equity and Mortgage Investments
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          (e)     First Union will merge with and into a newly formed company,
                  Newco, a Delaware corporation. Concurrently, Gotham will contribute its equity interests in Gotham Golf Partners, L.P. and related assets ("GGP") to Newco in exchange for newly issued common stock of Newco. Immediately following the consummation of the merger, Newco shall be renamed Gotham Golf Corp.

          (f) In connection with the merger described in subsection 1(e) above, First Union common shareholders (other than Gotham with respect to the shares to be concurrently issued to it in respect of the contribution of GGP) will receive cash in the amount of the per share net asset value, subject to certain adjustments (but not to be adjusted below $2.20 per share of common stock), of First Union at closing
                  (which will be funded out of First Union's existing cash on hand) in exchange for their shares of First Union common stock.

          (g) In addition to the foregoing, concurrently with the consummation of the merger, each former shareholder of First Union common stock will receive rights to subscribe for stock in Gotham Golf Corp. in proportion to such shareholder's ownership of common stock immediately preceding the merger, for up to $40 million in Gotham Golf Corp. equity with GGP having an equity valuation of $50 million prior to the subscription offering. If and to the extent that any such holders of common stock decline to exercise such rights, the remaining holders of such rights shall be permitted to subscribe for the remaining Gotham Golf Corp. stock available in the subscription offering. The parties will endeavor to encourage a when-issued market in the rights prior to the close of the subscription offering.

          (h) In connection with the matters described in subsection 1(a) above, First Union common shareholders will have the option (the "FAC ELECTION") of electing to receive (i) a pro rata
                        ------------
                  distribution of FAC Units, or (ii) cash of $0.50 per Unit (subject to possible adjustment as described in the next sentence, the "FAC CASH AMOUNT") in lieu of their pro rata
                                 ---------------
                  distribution of FAC Units. The aggregate FAC Cash Amount will be subject to reduction on a dollar-for-dollar basis by the amount by which transaction costs (other than fees and expenses of any investment banker or legal counsel to GGP retained by GGP in connection with the $40 million equity offering, and other than SEC filing fees, reasonable printing costs and any fees and expenses (including, without limitation, fees for accountants, lawyers, financial advisors and consultants) incurred by Gotham for its own account in connection with the Proposed Transaction) payable by First Union or FAC exceed $2 million, with such reduction to be applied pro rata on a per Unit basis.

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First Union Real Estate Equity and Mortgage Investments
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          (i)     If and to the extent common shareholders fail to make an
                  election in connection with the FAC Election, such shareholders shall be deemed to have elected to receive FAC Units.

          (j) In exchange for Gotham paying cash to First Union in an amount equal to the FAC Cash Amount, First Union will sell and Gotham will purchase a number of Units equal to the number of Units in lieu of which First Union common shareholders elected to receive cash (as described above).

          (k) Prior to the consummation of the Proposed Transaction shares of First Union convertible preferred stock will continue to have the right to convert into shares of First Union common stock, in accordance with their existing terms. In connection with the Proposed Transaction, each current holder of such shares will receive shares of convertible preferred stock of Gotham Golf Corp., which will have identical terms to the shares of First Union convertible preferred stock.

          (l) The Proposed Transaction will be effected pursuant to a combination agreement in form and substance customary for transactions of this sort, which would be entered into only following (i) approval and recommendation by a the unaffiliated members of the First Union Board of Directors in connection with the consideration of the Proposed Transaction, and (ii) receipt by First Union of an opinion from its independent financial advisor as to the fairness from a financial point of view of the Proposed Transaction to the common shareholders of First Union unaffiliated with Gotham. The Board of First Union will not be required to make a recommendation with respect to the shareholders' election to receive cash in lieu of FAC
                  Units. The Board of First Union will not be required to make a recommendation with respect to the exercise of the subscription rights for Gotham Golf Corp.

2.    CONDITIONS.  The obligation of First Union and Gotham to consummate the
      ----------
      Proposed Transaction will be conditioned upon, among other items to be mutually agreed, the satisfaction of the following:

       (a) Completion of the definitive documentation of the transactions described herein on terms and conditions satisfactory to both parties.

       (b) Receipt of all necessary consents to the transactions contemplated hereby (including the consent of any third parties).

       (c) Receipt of all necessary and advisable governmental approvals, satisfactory to both parties, of the transactions described herein.

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First Union Real Estate Equity and Mortgage Investments
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       (d)    Approval by no less than a majority of First Union's existing common shareholders and approval by no less than 70% of the Board of First Union of the Proposed Transaction. At the time that a definitive agreement is entered into in respect of the Proposed Transaction, shareholders represented on the Board will enter into agreements to vote in favor of the Proposed Transaction.

       (e) From the date of execution of the definitive documentation until the consummation of the transactions described herein and subject to the operation of First Union's business in accordance with ordinary course past practices (excluding changes caused (x) by the announcement of the transaction and (y) economic events generally related to the U.S. economy or securities markets), and further subject to the satisfaction or waiver on or prior to the closing, on the part of Gotham, the absence of any material adverse change in First Union's businesses and assets including, without limitation, (A) the commencement of voluntary or involuntary bankruptcy proceedings, the acceleration of or any material default under any existing material loan agreement (if not waived by the relevant creditors or debt holders (but excluding any waiver that is for a period of time not extending beyond the end of the immediately following fiscal quarter)), a general assignment for the benefit of creditors, or the appointment or motion for the appointment of a trustee, receiver, or liquidator for all or a substantial part of the assets or properties with respect to HQ Global or any other material portion of the Distributed Assets (or any determination or public announcement to take any such action or any public announcement that any such action is under consideration); or (B) receipt of a draw notice with respect to the Ventek performance guarantees. The parties agree that the following shall not constitute a "material adverse change": (i) the commencement of construction of a mall or similar shopping facility in a location that competes with the Park Plaza Mall and (ii) the insolvency of HQ Global or Ventek, unless the conditions in (A) above are met. Subject to their mutual agreement, the parties will also include in the definitive documentation any further exceptions to the notion of a "material adverse change."

3.    EXCLUSIVITY.  During the Exclusivity Period (as defined herein), Gotham
      -----------
      shall have the exclusive right to conduct due diligence, evaluate Confidential Information (as such term is defined in that certain letter agreement, dated August 9, 2001, by and between the parties hereto, hereafter the "CONFIDENTIALITY AGREEMENT") and to conduct
                     -------------------------
      discussions and negotiations with First Union relating to the Proposed Transaction. The period from the acceptance of this Agreement through the earlier of (i) November 15, 2001 or (ii) the date Gotham receives written notice from First Union that it has received a Superior Proposal (as defined herein) and that First Union believes in good faith based upon the advice of counsel that its fiduciary duties require it to terminate discussions relating to the Pro-


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First Union Real Estate Equity and Mortgage Investments
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      posed Transaction as a result of and to pursue such Superior Proposal is hereinafter referred to as the "EXCLUSIVITY PERIOD."  During the
                                     ------------------
      Exclusivity Period, neither First Union nor its Representatives (as such term is defined in the Confidentiality Agreement) shall, directly or indirectly, (i) solicit, initiate or encourage any inquiry or proposal, except from Gotham, that constitutes, or may be reasonably expected to lead to, a proposal or offer to acquire any interest in, dispose of or otherwise result in a change of control of First Union or any of its assets (any of the foregoing inquiries or proposals being referred to in this Agreement as an "ACQUISITION PROPOSAL"); (ii) engage in
                            --------------------
      negotiations or discussions concerning, or provide any information to any person or entity relating to, an Acquisition Proposal; or (iii) agree to,
      approve or recommend any Acquisition Proposal.   A "SUPERIOR PROPOSAL" is
                                                          -----------------
      a BONA FIDE proposal made by a third party to acquire, for consideration consisting of cash or publicly-traded securities, more than 90% of the common shares of First Union or all or substantially all of the assets of First Union, on terms that the Board of Directors of First Union determines in good faith (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to its stockholders than the Proposed Transaction and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of First Union, is reasonably capable of being obtained.

4.    EXPENSES.  Except as provided in the following two sentences, each
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      party shall bear its own expenses with respect to the Proposed
      Transaction, including, without limitation, fees for accountants, lawyers, financial advisors and consultants. Notwithstanding the foregoing, First Union shall reimburse Gotham and its affiliates (including GGP) for their reasonable and documented out-of-pocket expenses incurred in connection with the Proposed Transaction in the event that (A) during the Exclusivity Period, First Union terminates discussions with Gotham relating to the Proposed Transaction if such termination is in connection with an alternative Acquisition Proposal or Superior Proposal, or (B) within 9 months from and after the end of the Exclusivity Period, either
      (x) a transaction that would constitute an alternative Acquisition Proposal or Superior Proposal is otherwise consummated or recommended by First Union or its Board of Directors, or any definitive agreement with respect to such a transaction is entered into, or (y) First Union enters into discussions or negotiations with respect to any such agreement or transaction, which subsequently lead to any of the events or circumstances set forth in the foregoing clause (x). Furthermore, notwithstanding the first sentence of this Section 4, in the event that the Proposed Transaction is consummated, the transaction costs related thereto (including, without limitation, fees and expenses, but excluding fees and expenses of any investment banker or legal counsel to GGP retained by GGP in connection with the $40 million equity offering, and the SEC filing fees related to such offering, all of which will be borne by First Union and its successor Gotham Golf Corp.) will be borne by FAC, and accordingly FAC will promptly reimburse the parties' and their affiliates' reasonable expenses incurred in connection with the Proposed Transaction, including, without limitation, fees for accountants, lawyers, financial advisors and consultants.

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First Union Real Estate Equity and Mortgage Investments
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5.    ENFORCEMENT.  First Union and Gotham expressly acknowledge that any
      -----------
      breach of any term of this Agreement could severely impact the other party's business, assets and /or operations. The parties agree that monetary damages are an insufficient remedy for any actual or anticipatory breach of this Agreement, and that injunctive relief is an appropriate remedy to prevent any breach of any term hereof. Such remedy shall not be deemed the exclusive remedy for any breach of this Agreement but shall be in addition to all other rights and remedies available at law or in equity.

6.    GOVERNING LAW.  This Agreement shall be governed and construed in
      -------------
      accordance with the laws of the State of New York without regard to its choice of law provisions.

7.    ENTIRE AGREEMENT. This Agreement and any agreements and the understandings
      ----------------
      related hereto (whether in writing or otherwise) embody the entire agreement and understanding of the parties hereto; there are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein; and all prior agreements and understandings between the parties with respect to the subject matter hereof and thereof are superseded.

8.    COUNTERPARTS.  This Agreement may be executed in two or more
      ------------
      counterparts, all of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Facsimile signatures on this Agreement shall be deemed to be original signatures for all purposes.

9.    INTERPRETATION.  The section headings contained in this Agreement are
      --------------
      for convenience of reference only, are not part of the agreement of the parties and shall not affect in any way the meaning or interpretation of this Agreement.

10.   NO PARTNERSHIP OR SIMILAR ENDEAVOR. Nothing herein shall be construed (i)
      ----------------------------------
      as creating any partnership, joint venture, or similar relationship between Gotham, First Union or their respective affiliates or (ii) as creating any obligation on either Gotham and First Union to perform any work or to enter into any agreement or business arrangement.



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First Union Real Estate Equity and Mortgage Investments
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           If the foregoing is acceptable, please so signify by executing and returning to the undersigned a copy of this Agreement.

                                    Very truly yours,

                                    BY AND ON BEHALF OF

                                    GOTHAM PARTNERS, L.P.

                                    By: Section H Partners, L.P.,
                                    its general partner

                                    By: Karenina Corporation,
                                    a general partner of Section H
                                    Partners, L.P.



                                    BY: /S/ WILLIAM A. ACKMAN
                                    -----------------------------------
                                       Name: William A. Ackman
                                       Title: President


BY AND ON BEHALF OF

FIRST UNION REAL ESTATE EQUITY
AND MORTGAGE INVESTMENTS



By:/S/ DANIEL  J. ALTOBELLO
   -------------------------------------------
   Name: Daniel J. Altobello
   Title: Trustee


   cc.     Thomas H. McCormick, Esq., Shaw Pittman LLP